Exhibit 99.4

*ADS CUSIP No. is provided as a convenience only and without any liability for accuracy. To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 a.m. (New York City time) on October 31, 2025. Note that if you do not timely return the Voting Instructions to the Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement. Depositary’s Notice of Extraordinary General Meeting of QUANTASING GROUP LIMITED American Depositary Shares (“ ADSs ”). ADSs: 74767N107.* ADS CUSIP No.: October 2, 2025. ADS Record Date: Extraordinary General Meeting to be held on at 3:00 p.m. Beijing time on Thursday, November 6, 2025 at 13/F, Building D, Ronsin Technology Center, Chaoyang District, Beijing, China (the " Meeting "). Meeting Specifics: Please refer to the Company’s Notice of Meeting that is available at http://ir.quantasing.com. Meeting Agenda: On or before 10:00 a.m. (New York City time) on October 31, 2025. ADS Voting Instructions Deadline: Class A Ordinary Shares (the “ Shares ”) of QUANTAS - ING GROUP LIMITED, an exempted company with lim - ited liability incorporated and existing under the laws of the Cayman Islands (the “ Company ”). Deposited Securities: One (1) ADS to three (3) Shares. ADS Ratio: Citibank, N.A. Depositary: Citibank, N.A. - Hong Kong. Custodian of Deposited Securities: Deposit Agreement, dated as of January 24 , 2023 , by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder . Deposit Agreement: Time Sensitive Materials

The Company has announced that the Meeting will be held at the date, time and location identified above . A copy of the Notice of Meeting from the Company i s available at http : //i r . quantasing . com . Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre - addressed envelope . The Depositary has been advised by the Company that under the Articles of Association of the Company as in effect on the date of the Deposit Agreement, voting at any meeting of shareholders of the Company is by show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded . The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs . Under the Articles of Association of the Company as in effect on the date of the Deposit Agreement, a poll may be demanded by (a) the chairman of the meeting or (b) any shareholder present in person or by proxy and having the right to vote on the resolution . Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities . Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows : (a) in the event voting takes place at a shareholders’ meeting by a show of hands , the Depositary will instruct the Custodian to refrain from voting and the voting instructions (or the deemed voting instructions, as set out herein) received from Holders of ADSs shall lapse, and (b) in the event voting takes place at a shareholders’ meeting by poll , the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions timely received from the Holders of ADSs or as otherwise contemplated herein . For the avoidance of doubt, if voting is by poll and if the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a proxy to a person designated by the Company to vote the Deposited Securities in a manner consistent with the recommendation(s) made by the Company’s board of direc - tors as set forth in the proxy statement or other voting materials in connection with the matter(s) submitted for voting ; provided, however, that no such proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected . Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except (a) in the case voting is by show of hands , in which case the Depositary will instruct the Custodian to refrain from voting, and (b) as otherwise contemplated in Section 4 . 10 of the Deposit Agreement) . Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein . If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to give a proxy to a person designated by the Company to vote the Deposited Securities in a manner consistent with the recommendation(s) made by the Company’s board of directors as set forth in the proxy statement or other voting materials in connection with the matter(s) submitted for voting ; provided, however, that no such proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected . Notwithstanding anything to the contrary contained herein or in the Deposit Agreement, the Depositary shall, if so requested in writ - ing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders . The information contained herein with respect to the Meeting has been provided by the Company . Citibank, N . A . is forwarding this infor - mation to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information . The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the American Depositary Receipts . If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below . Holders and Beneficial Owners of ADSs should not rely on the Depositary as the sole source of information and are hereby instructed to consult their broker, financial intermediary, or legal or financial advisor for advice concerning their particular circumstances . The Depositary makes no recommendations and gives no investment, legal or tax advice as to the foregoing matters . If you have any questions, please contact Citibank, N.A. - ADR Shareholder Services at 1 - 877 - CITI - ADR (1 - 877 - 248 - 4237). Citibank, N.A., as Depositary